Exhibit 3.2

CERTIFICATE OF DESIGNATION

OF

AGENTIQ SPORTS 1 SERIES RONNY CRUZ
(a Designated Series of Agentiq Sports 1 Series LLC)

In accordance with the Limited Liability Company Operating Agreement of Agentiq Sports 1 Series LLC, a Delaware series limited liability company (the “Company”), dated November 3, 2025 (the “Operating Agreement”), and upon the execution of this Series Designation by the Company and Agentiq Sports, Inc., a Delaware corporation, in its capacity as Manager of the Company and of Agentiq Sports 1 Series Ronny Cruz, a designated series of the Company (the “Series”), this Series Designation shall be attached to, and deemed incorporated in its entirety into, the Operating Agreement. References to Sections and Articles set forth herein are references to Sections and Articles of the Operating Agreement, as in effect as of the Effective Date of the Series set forth below. Capitalized terms that are not defined herein shall have the meaning given to them in the Operating Agreement.

Name of Series:	Agentiq Sports 1 Series Ronny Cruz

Effective Date of Establishment:	May 12, 2026 (the “Effective Date”)

Manager:	Agentiq Sports, Inc. is appointed as the Manager of the Series (the “Manager”) with effect from the Effective Date of the Series and shall continue to act as the Manager of the Series until the earlier of dissolution of the Series pursuant to Section 11.1(b) or removal or replacement pursuant to Section 4.4 or Article X.

Series Asset:	The asset of the Series shall be comprised of all rights, title, and interest in and to that certain Brand Advisory Agreement, dated May 12, 2026 (the “Brand Advisory Agreement”), by and between the Series and Ronny Cruz (the “Client”).

Offered Securities; Purchase Price:	The Series shall offer and sell in the Company’s Tier II Regulation A Offering (the “Offering”) up to 12,900 Units of membership interest (the “Units”) in the Series (the “Offered Units”), at $100.00 per Offered Unit, for an aggregate maximum Offering amount of $1,290,000.

Minimum Investment:	One (1) Unit, ($100.00) unless waived by the Manager in its sole discretion

Broker-Dealer; Broker-Dealer Fees:	The broker-dealer for the Series is Andes Capital Group LLC (the “Broker-Dealer”). The Series shall pay to the Broker-Dealer a cash commission of 1.00% of the gross proceeds raised from the sale of the Offered Units. The Manager may change the Broker-Dealer for the Series at any time, from time to time, in its sole discretion.

Maintenance Fee:	Subject to the revenue condition set forth below, as an annual, ongoing expense of the Series, the Series shall pay to the Manager a maintenance fee (the “Maintenance Fee”) for the Manager’s management and administration of the Series, its business, its assets and the Brand Advisory Agreement. The Maintenance Fee shall be equal to two and one-half percent (2.5%) per annum of the aggregate Capital Contributions made to the Series, calculated as of the applicable payment date or such other measurement date as the Manager may reasonably determine consistent with the Operating Agreement. The Maintenance Fee shall be payable quarterly in arrears from funds legally available therefor and shall be treated as an expense of the Series. Promptly following the closing of the applicable Offering for the Series, the Series shall pay to the Manager any portion of the Maintenance Fee that accrued prior to such closing but was not previously paid; provided, that the Maintenance Fee shall be pro-rated for any partial period during which it first becomes payable. Notwithstanding anything to the contrary in this Series Designation or the Operating Agreement, the Maintenance Fee shall not accrue, become due or be payable unless and until the Series is generating revenues. For the avoidance of doubt, any catch-up payment shall apply only to amounts that accrued in accordance with the revenue condition set forth in the immediately preceding sentence.

Negotiation Fee:

The Series shall pay to the Manager a one-time negotiation fee (the “Negotiation Fee”) in an amount not to exceed $51,600, which amount is inclusive of the Manager’s compensation and associated out-of-pocket costs and expenses described in this section and represents four percent (4%) of the $1,200,000 initial advisory payment payable by the Series to the Client under the Brand Advisory Agreement; provided, that if, following the termination or completion of the Offering, the amount of such initial advisory payment actually paid to the Client is less than $1,200,000, the Negotiation Fee shall be adjusted downward to equal four percent (4%) of the amount actually paid. The Negotiation Fee covers costs and expenses incurred in identifying, sourcing, structuring, negotiating, documenting and closing the Brand Advisory Agreement, including fees and expenses payable to any agent or intermediary of the Client and customary deal expenses such as travel and lodging, diligence and background checks, third-party research, legal and documentation costs and closing-related technology or data-room charges.

The Negotiation Fee shall be payable at or promptly following each closing of the Offering from the gross proceeds of the Offering.

Expense Reimbursement:

Subject to Section 6.3 of the Operating Agreement, the Manager may be reimbursed by the Series for operating expenses assumed or advanced by the Manager on behalf of the Series pursuant to an Operating Expense Reimbursement Obligation or as otherwise determined by the Manager in accordance with the Operating Agreement.

The Manager has waived its right to reimbursement for Offering expenses advanced on behalf of the Series.

Manager Loans	The Manager is authorized, in its sole discretion, to make loans to the Series (including Operating Expense Reimbursement Obligations) on such terms, including interest, as the Manager determines, consistent with Article V, Section 5.1(a) and Article VI, Section 6.3 of the Operating Agreement.

Distributions:	Distributions of Free Cash Flow, if any, shall be made to holders of Units pro rata in accordance with their respective Unit holdings, subject to the limitations and procedures set forth in Article VII. No distributions in kind of Series Assets shall be made.

Redemption:	Units are not redeemable.

Voting Rights:	As set forth in Article III.

Splits	There shall be no subdivision of the Series Interests other than in accordance with Article III, Section 3.7

Transferability:	Units may not be transferred except in accordance with Article IV, including the provisions thereof governing ATS Transfers, and, except to the extent Article IV provides otherwise, subject to the consent of the Manager, which may be withheld in its sole discretion, and the Subscription Agreement.

Officers:	There shall initially be no specific officers, directors, or employees associated with the Series although the Manager may appoint officers of the Series from time to time, in its sole discretion

Governing Law:	This Series Designation shall be governed by and construed in accordance with the laws of the State of Delaware, as provided in the Operating Agreement.

No Other Rights:	Investors in the Units shall have no equity interest in the Company as a whole, no conversion, exchange, sinking fund, redemption, or appraisal rights, no preemptive rights to subscribe for any securities of the Series or the Company, and no preferential rights to distributions except as otherwise specified in the Operating Agreement.

Information Reporting	As stated in Article VIII, Section 8.1(c).

Dissolution and Termination:	The Series shall terminate, and its affairs shall be wound up, upon the occurrence of any event set forth in Article XI.

Fiscal Year	As stated in Article VIII, Section 8.2.

Amendment and Waiver:	This Series Designation may be amended, or any term hereof waived, in accordance with Article XII.

AGENTIQ SPORTS 1 SERIES RONNY CRUZ
a Designated Series of Agentiq Sports 1 Series LLC

By and through its Manager
Agentiq Sports, Inc.

By:	/s/ Zach Kurtz
Name:	Zach Kurtz
Title:	Chief Executive Officer

3